UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

J. L. Halsey Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

David R. Burt

259 Granville Lane

North Andover, MA 01845

(978) 689-0333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mr. David R. Burt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,010,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,010,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,010,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Texas Addison Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,010,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,010,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,010,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) PN

*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Texas Barrington LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,010,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,010,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,010,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) OO

*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

This Amendment No. 5 to Schedule 13D amends and supplements Item 5-7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on or about May 28, 2002, by David R. Burt (“Burt”), Texas Addison Limited Partnership (“Addison”) and Texas Barrington LLC (“Barrington,” and together with Burt and Addison, the “Reporting Persons”), with respect to the Common Stock, $0.01 par value (“Common Stock”), of J. L. Halsey Corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on or about October 3, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on or about January 3, 2003, Amendment No. 3 to Schedule 13D filed with the SEC on or about January 13, 2003 and Amendment No. 4 to Schedule 13D filed with the SEC on or about March 12, 2007  Items 1 - 4 of Schedule 13D, as amended by Amendment Nos. 1, 2 and 3 and 4 remain unchanged.  Each capitalized term used herein and not otherwise defined has the meaning given in the original Schedule 13D.  Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on Schedule I attached hereto and incorporated herein in full by reference thereto.

(b)           Schedule I attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons.

(c)           On March 8, 2007, Burt, Addison, the Issuer, LDN Stuyvie Partnership (“LDN”) and Andrew Richard Blair (“Blair”) entered into an Agreement and Mutual Release (the “Agreement”) pursuant to which Addison, among other things, has agreed to sell (A) to LDN, and LDN has agreed to purchase from Addison, 4,166,667 shares (the “LDN Sale Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”) and (B) to Blair, and Blair has agree to purchase from Addison, 333,333 shares (the “Blair Sale Shares” and together with the LDN Sale Shares, the “Sale Shares”) of Common Stock.  The purchase price to be paid by LDN and Blair for the Sale Shares is $0.75 per share, or an aggregate of $3,375,000.  The closing of the purchase of the Sale Shares by LDN and Blair referenced above closed on March 16, 2007.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 5(c)

Item 7.	Material to Be Filed as Exhibits

10.1                           Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership, LDN Stuyvie Partnership and Andrew Richard Blair (previously filed as Exhibit 10.1 to the Schedule 13D filed by the Reporting Persons on March 12, 2007, and is incorporated by reference thereto.)

99.1                           Joint Filing Statement dated May 27, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).

SCHEDULE I

REPORTING PERSONS

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Aggregate Amount of Shares Beneficially Owned	Percent of Class Beneficially Owned

Texas Addison Limited Partnership	-0-	8,010,000	-0-	8,010,000	8,010,000	8.1%

Texas Barrington LLC (1)	-0-	8,010,000	-0-	8,010,000	8,010,000	8.1%

David R. Burt (2)	-0-	8,010,000	-0-	8,010,000	8,010,000	8.1%

(1)                                  Consists entirely of shares held by Texas Addison Limited Partnership, a Texas limited partnership.  Texas Barrington LLC is the general partner of Texas Addison Limited Partnership.

(2)                                  Consists entirely of shares held by Texas Addison Limited Partnership, which shares could be attributed to David R. Burt as the sole member of Texas Barrington LLC, which is the general partner of Texas Addison Limited Partnership.  Mr. Burt disclaims beneficial ownership of all such shares.

The Reporting Persons expressly disclaim the existence of any “group” (within the meaning of Section 13(d)(3) under the
Securities Exchange Act of 1934).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2007	By:	/s/ David R. Burt
Date		David R. Burt

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXAS BARRINGTON LLC

March 19, 2007	By:	/s/ David R. Burt
Date		David R. Burt President, Treasurer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXAS ADDISON LIMITED PARTNERSHIP

	By:	TEXAS BARRINGTON LLC
its general partner

March 19, 2007	By:	/s/ David R. Burt
Date		David R. Burt President, Treasurer and Secretary

EXHIBIT INDEX

10.1                           Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership, LDN Stuyvie Partnership and Andrew Richard Blair (previously filed as Exhibit 10.1 to the Schedule 13D filed by the Reporting Persons on March 12, 2007, and is incorporated by reference thereto.)

99.1                           Joint Filing Statement dated May 27, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).